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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 3)*

                    Under the Securities Exchange Act of 1934

                            Hawker Pacific Aerospace
                  ---------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    420123101
                  ---------------------------------------------
                                 (CUSIP Number)

                                Knut Wiszniewski
                               Director of Finance
                                Lufthansa Technik AG
                               Weg beim Jager 193
                            D-22335 Hamburg, Germany
                               011-49-405-070-4014
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                             Stephen P. Doyle, Esq.
                           Wilmer, Cutler & Pickering
                               2445 M Street, N.W.
                           Washington, D.C. 20037-1420
                                 (202) 663-6000

                                February 25, 2002
                  ---------------------------------------------
             (Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 420123101
-------------------

         1. Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only).

                  Lufthansa Technik AG    EIN 11-342-2119

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)      [   ]
                  (b)      [   ]

         3.       SEC Use Only

         4.       Source of Funds (See Instructions) WC

         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         6.       Citizenship or Place of Organization

                  Federal Republic of Germany

Number of         7.  Sole Voting Power:        7,451,357 shares of Common Stock
Shares
Beneficially      8.  Shared Voting Power:
Owned by
Each              9.  Sole Dispositive Power:   7,393,945 shares of Common Stock
Reporting
Person With       10. Shared Dispositive Power:

         11.      Aggregate Amount Beneficially Owned
                  by Each Reporting Person:                            7,451,357

         12.      Check Box if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions)           [   ]

         13.      Percent of Class Represented by Amount in Row (11):      73.1%

         14.      Type of Reporting Person (See Instructions)

                           CO

                         AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is filed by and on behalf of Lufthansa Technik AG ("Lufthansa Technik"). This Amendment No. 3 amends the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on October 2, 2000 (the "Schedule 13D"), Amendment No. 1 to Schedule 13D filed with the Commission on January 4, 2001 and Amendment No. 2 to Schedule 13D filed with the Commission on March 20, 2001.

     The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined have the meaning set forth in the Schedule 13D.

Item 1.           SECURITY AND ISSUER

     Item 1 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

     The Schedule 13D relates to the common stock, no par value ("Common Stock") and 8% Series C Convertible Preferred Stock, no par value ("Preferred Stock") of Hawker Pacific Aerospace, a California corporation (the "Company"). The principal executive offices of the Company are located at 11240 Sherman Way, Sun Valley, California, 91352 and its telephone number is (818) 765-6201.

Item 2.           IDENTITY AND BACKGROUND

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a) - (c) This schedule is filed by Lufthansa Technik, a corporation organized under the laws of the Federal Republic of Germany having its principal executive offices at Weg beim Jager 193, D-22335 Hamburg, Germany, and its telephone number at 011-49-405-070-4014. Lufthansa Technik is a provider of aircraft-related technical services. Lufthansa Technik is controlled by Deutsche Lufthansa AG ("Lufthansa"), a corporation organized under the laws of the Federal Republic of Germany having its principal executive offices at Von-Gablenz-Str. 2-6, 50679 Koln, Germany, and its telephone number at (011) 49-221-826-2444.

     The name, business address, citizenship and present principal occupation or employment of each member of (1) the Executive Board and Supervisory Board of Lufthansa Technik and (2) the Executive Board and Supervisory Board of Lufthansa are set forth on Schedule I hereto and are incorporated herein by reference.

     (d) - (e) During the last five years, to the best of Lufthansa Technik's knowledge, no person on Schedule I nor Lufthansa Technik or Lufthansa has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Unless otherwise specified, each person set forth on Schedule I hereto is a citizen of the Federal Republic of Germany.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended to add the following:

     The source of funds used in purchasing the 715,530 shares of Common Stock by Lufthansa Technik on February 25, 2002 was the working capital of Lufthansa Technik. The amount of the purchase price was $2,325,472.50.

Item 4.           PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is hereby amended to add the following:

     The purpose of the purchases of shares of Common Stock on February 25, 2002 was to increase Lufthansa Technik's ownership interest in the Company. Lufthansa Technik has advised the Company that Lufthansa Technik is contemplating commencing (but has not determined to commence) in March 2002 a cash tender offer for all the shares of the Company that Lufthansa Technik does not already own, possibly at a price per share in the range of $2.90 to $3.25. In response to this advice, the Company has advised Lufthansa Technik that it has formed a special committee of independent directors to evaluate any proposal that Lufthansa Technik may make.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a) and (b) Upon the occurrence of the closing of the transactions contemplated in the Stock Purchase Agreement, the execution of the Shareholders Rights and Voting Agreement and the open market purchases (in the amount of 5,000 shares) on September 20, 2000, Lufthansa Technik became the record owner of 2,341,495 shares of Common Stock, then representing approximately 40.0% of the outstanding shares of Common Stock and now representing 23.0% of the outstanding shares of Common Stock; and controlled the voting rights of an additional 196,342 shares, then representing approximately 3.4% of the outstanding shares of Common Stock and now representing 1.9% of the outstanding shares of Common Stock. The Shareholders Rights and Voting Agreement also gave Lufthansa Technik control over the voting rights of 129,786 options, which if exercised by the option holders would represent 1.3% of the currently outstanding shares of Common Stock.

     Upon the occurrence of the closing of the Stock Purchase Agreement with Deephaven Private Placement Trading, Ltd. on September 20, 2000, Lufthansa Technik became the record owner of 300 shares of the Preferred Stock, representing 100% of the then issued and outstanding shares of the Preferred Stock. On December 22, 2000, Lufthansa Technik exercised its right under the Certificate of Determination to convert all 300 shares of the Preferred Stock and accrued dividend into Common Stock at a conversion price equal to $2.71007 per share of Common Stock as calculated in accordance with the Certificate of Determination. As a result of this conversion, Lufthansa Technik acquired 1,106,982 shares of Common Stock representing 15.8% of the then outstanding shares of Common Stock, and now representing 10.9% of the currently outstanding shares of Common Stock. On December 29, 2000, pursuant to the terms of the Certificate of Determination, Lufthansa Technik received a portion of the accrued dividends on the Preferred Stock in the form of an additional 57,404 shares of Common Stock, representing 0.8% of the then outstanding shares of Common Stock, and now representing 0.6% of the currently outstanding shares of Common Stock.

     Pursuant to the terms of the Certificate of Determination, upon shareholder approval, Lufthansa Technik has the right to receive additional accrued dividends on the Preferred Stock in the form of

35,582 shares of Common Stock, representing 0.3% of the currently outstanding shares of Common Stock. Pursuant to the terms of the Certificate of Determination, Lufthansa Technik may not vote any shares it has received as a result of the conversion of the Preferred Stock in the shareholder vote to obtain such approval. On December 22, 2000, Lufthansa Technik requested the Company to seek shareholder approval to issue these 35,582 shares of Common Stock. Pursuant to the terms of the Certificate of Determination, the Company must use its best efforts to obtain such shareholder approval not later than 60 days after such request has been made. If shareholder approval to issue the shares is not obtained within such 60-day period, the Company shall instead be required to make a cash payment, equal to approximately $96,000 to Lufthansa Technik. If the Company fails to make such cash payment in full at the end of such 60-day period, interest on any unpaid amount shall accrue at a rate of 18% per year beginning as of December 22, 2000. In the Debt Conversion Agreement (defined below), the parties agreed that shareholder approval of these 35,582 shares would be sought at the next annual meeting, provided that if the annual meeting does not occur within the 60-day period, Lufthansa Technik can at its option receive either the cash payment or the shares of Common Stock (if approved by shareholders).

     As a result of the conversion of the Preferred Stock on December 22, 2000, Lufthansa Technik no longer owns any shares of Preferred Stock. Upon the conversion of the Preferred Stock on December 22, 2000 and the receipt of a portion of the accrued dividends on December 29, 2000, Lufthansa Technik became the beneficial owner of an aggregate of 3,702,223 shares of Common Stock, representing 52.7% of the then outstanding shares of Common Stock. Lufthansa Technik had sole voting power over all such 3,702,223 shares of Common Stock. Lufthansa Technik had sole dispositive power over 3,505,881 of such shares of Common Stock. Upon shareholder approval at the next annual meeting of the issuance of the 35,582 shares of Common Stock in respect of Lufthansa Technik's remaining accrued dividend, Lufthansa Technik would have become the beneficial owner of 6,874,757 shares of Common Stock, representing approximately 66% of the then outstanding shares of Common Stock.

     On February 6, 2001, the Company entered into an Exchange of Promissory Note with Lufthansa Technik ("Debt Conversion Agreement") whereby Lufthansa Technik agreed to cancel all of the principal and accrued interest under the Loan Agreement in exchange for shares of Common Stock. Under the Debt Conversion Agreement, the conversion price of $3.125 per share was set equal to the market price at the time the parties entered into the agreement, the market price was calculated based on the average of the closing bid prices for the prior five trading days preceding the date of the agreement. The Debt Conversion Agreement also contains certain covenants substantially similar to those in the Loan Agreement which continue beyond the debt conversion closing. On March 16, 2001, Lufthansa Technik retired the $9,300,000 plus $502,975 accrued interest under the Loan Agreement in exchange for the issuance by the Company to Lufthansa Technik of 3,136,952 shares of Common Stock. This increased Lufthansa Technik's beneficial ownership to 6,839,175 shares, representing 67.1% of the currently outstanding shares of Common Stock.

     Upon shareholder approval of all of the warrants contained within the Loan Agreement ("Warrants"), Lufthansa Technik would become the owner of immediately exercisable Warrants to purchase 2,500,000 shares of Common Stock. The shares issued upon exercise of the Warrants would raise Lufthansa Technik's total percentage beneficial ownership to 73.8% of the then outstanding shares of Common Stock. If the Warrants were approved by the shareholders and exercised, and the remaining accrued dividend of 35,582 shares of Common Stock were approved by the shareholders, Lufthansa's aggregate beneficial ownership would be 9,374,757 shares of Common Stock, representing 73.8% of the then outstanding shares of Common Stock. The Debt Conversion Agreement requires the Company to seek approval of the Warrants at the next annual meeting.

     On September 14, 2001, the shareholders of the Company approved the issuance of the Warrants and the issuance of 35,582 shares of Common Stock in payment of the remaining portion of the accrued and unpaid dividends on the Preferred Stock. Lufthansa Technik did not exercise the Warrants before their expiration. The issuance of the 35,582 shares of Common Stock on November 21, 2001 increased Lufthansa Technik's aggregate beneficial ownership to 6,874,757 shares, representing 67.4% of the currently outstanding shares of Common Stock.

     On February 25, 2002, Lufthansa Technik purchased for cash 426,600 shares of Common Stock from Royce & Associates, Inc., 150,000 shares of Common Stock from Volksbanken-Kapitalanlageges m.b.H., and 138,930 common shares from David Lokken, at a price per share of $3.25 or a total purchase price of $2,325,472.50. These purchases increased Lufthansa Technik's aggregate beneficial ownership to 7,451,357, representing 73.1% of the currently outstanding shares of Common Stock.

     (c) Except as set forth above, there have been no transactions in shares of the Company by Lufthansa Technik, or, to the best knowledge of Lufthansa Technik, Lufthansa or the members of the Executive Boards and Supervisory Boards of Lufthansa Technik and Lufthansa, during the past 60 days.

     (d) To the best knowledge of Lufthansa Technik no other person has the right to receive or the power to direct the receipt of dividends from, the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     Except as set forth in Items 4 and 5, to the best knowledge of Lufthansa Technik, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 25, 2002

                                     Lufthansa Technik AG

                                     By: /s/ Knut Wiszniewski
                                        --------------------------------------

                                     Name:  Knut Wiszniewski

                                     Title: Director of Finance

                                   SCHEDULE I

Unless otherwise indicated, all persons are citizens of the Federal Republic of
Germany:



EXECUTIVE BOARD OF DEUTSCHE LUFTHANSA AG:

---------------------------------- ------------------------------ -------------------------------
              NAME                            ADDRESS                  PRINCIPAL OCCUPATION
---------------------------------- ------------------------------ -------------------------------
1. Dipl.-Ing. Dr. Ing. E.h.        Deutsche Lufthansa AG          Chairman of the Executive Board
   Jurgen Weber                    Flughafen, Lufthansa Basis     Deutsche Lufthansa AG
                                   60546 Frankfurt/Main, Germany
---------------------------------- ------------------------------ -------------------------------
2. Dr. Karl-Ludwig Kley            Deutsche Lufthansa AG          Member of the Executive Board
   Chief Financial Officer         Von-Gablenz Str. 2-6           Deutsche Lufthansa AG
                                   50679 Koln, Germany
---------------------------------- ------------------------------ -------------------------------
3. Stefan Lauer                    Deutsche Lufthansa AG          Member of the Executive Board
                                   Flughafen, Lufthansa Basis     Chief Executive Human Resources
                                   60546 Frankfurt/Main,          Deutsche Lufthansa AG
                                   Germany
---------------------------------- ------------------------------ -------------------------------
4. Wolfgang Mayrhuber              Deutsche Lufthansa AG          Member of the Executive Board
  (Citizen of Austria)             Flughafen, Lufthansa Basis     Chief Executive Passenger Business
                                   60546 Frankfurt/Main,          Deutsche Lufthansa AG
                                   Germany
---------------------------------- ------------------------------ -------------------------------


SUPERVISORY BOARD OF DEUTSCHE LUFTHANSA AG:


--------------------------------- ------------------------------- -------------------------------
            NAME                             ADDRESS                  PRINCIPAL OCCUPATION
--------------------------------- ------------------------------- -------------------------------
1. Dr. Klaus G. Schlede           Von-Gablenz Str. 2-6            Chairman of the
                                  50679 Koln, Germany             Supervisory Board,
                                                                  Deutsche Lufthansa AG
--------------------------------- ------------------------------- -------------------------------
2. Frank Bsirske                  Potsdamer Platz 10              Chairman of the Unified Services
                                  10785 Berlin, Germany           Union "ver.di"
--------------------------------- ------------------------------- -------------------------------
3. Dr. Rolf-E. Breuer             Deutsche Bank AG                Chairman of the Executive Board
                                  60262 Frankfurt, Germany        Deutsche Bank AG
--------------------------------- ------------------------------- -------------------------------
4. Dr. Gerhard Cromme             August-Thyssen-Strabe 1         Chairman of the Supervisory Board
                                  40211 Dusseldorf, Germany       ThyssenKrupp AG
--------------------------------- ------------------------------- -------------------------------
5. Peter Geisinger                Deutsche Lufthansa AG
                                  Flughafen, Lufthansa Basis      Captain
                                  60546 Frankfurt/Main,
                                  Germany
--------------------------------- ------------------------------- -------------------------------
6. Herbert Flickenschild          Deutsche Lufthansa AG
                                  Flughafen, Lufthansa Basis      Purser
                                  60546 Frankfurt/Main,
                                  Germany
--------------------------------- ------------------------------- -------------------------------
7. Ulrich Hartmann                Bennigsenplatz 1                Chairman of the Executive Board
                                  40474 Dusseldorf,               E.ON AG
                                  Germany
--------------------------------- ------------------------------- -------------------------------














--------------------------------- ------------------------------- -------------------------------
8. Eckhard Lieb                   Lufthansa Technik AG            Engine mechanic
                                  Weg beim Jager 193
                                  22335 Hamburg,
                                  Germany
--------------------------------- ------------------------------- -------------------------------
9. Roland Issen                   Edwin-Scharff-Ring 75           Former Head of German Union of
                                  22309 Hamburg,                  Salaried Employees (DAG)
                                  Germany
--------------------------------- ------------------------------- -------------------------------
10. Dr. Otto Graf Lambsdorff      Strasschensweg 7                Lawyer,
                                  53113 Bonn,                     Honorary President of Deutsche
                                  Germany                         Schutzvereinigung fur
                                                                  Wertpapierbesitz e.V.
--------------------------------- ------------------------------- -------------------------------
11. Franz-Eduard Macht            Deutsche Lufthansa AG           Member of the office staff
                                  Flughafen, Lufthansa Basis
                                  60546 Frankfurt/Main,
                                  Germany
--------------------------------- ------------------------------- -------------------------------
12. Ilona Ritter                  Im Taubhaus 47a                 Secretary  of the Unified
                                  63322 Rodermark,                 Services Union "ver.di"
                                  Germany
--------------------------------- ------------------------------- -------------------------------
13. Franz Neubauer                Brienner Str. 20                Former Chairman of the
                                  80333 Munchen,                  Executive Board
                                  Germany                         Bayerische Landesbank
                                                                  Girozentrale
--------------------------------- ------------------------------- -------------------------------

 --------------------------------- ------------------------------- -------------------------------
14. Willi Rorig                   Lufthansa Cargo AG              Member of the office staff
                                  Flughafen, Lufthansa Basis
                                  60546 Frankfurt/Main,
                                  Germany
--------------------------------- ------------------------------- -------------------------------
15. Jan G. Stenberg               Marsvagen 13                    Former President and Chairman
    (Citizen of Sweden)           S-18163 Lidingo, Sweden         of the Executive Board,
                                                                  SAS Scandinavian Airlines
--------------------------------- ------------------------------- -------------------------------
16. Dr. Alfons Titzrath           Konigsallee 37                  Former Chairman of the
                                  40589 Dusseldorf, Germany       Supervisory Board Dresdner Bank AG
--------------------------------- ------------------------------- -------------------------------
17. Patricia Windaus              Deutsche Lufthansa AG
                                  Flughafen, Lufthansa Basis      Flight attendant
                                  60546 Frankfurt/Main,
                                  Germany
--------------------------------- ------------------------------- -------------------------------
18. Dr. Hans-Dietrich Winkhaus    Henkelstr. 67                   Chairman of the Board of
                                  40589 Dusseldorf, Germany       Directors,
                                                                  Henkel KGaA
--------------------------------- ------------------------------- -------------------------------
19. Dr. Michael Wollstadt         Deutsche Lufthansa AG           Member of the office staff
                                  Flughafen, Lufthansa Basis
                                  60546 Frankfurt/Main,
                                  Germany
--------------------------------- ------------------------------- -------------------------------
20. Dr. Klaus Zumwinkel           Heinrich-von-Stephan-Str. 1     Chairman of the Executive Board
                                  53175 Bonn, Germany             Deutsche Post AG
--------------------------------- ------------------------------- -------------------------------



EXECUTIVE BOARD OF LUFTHANSA TECHNIK AG:



--------------------------------- ------------------------------- -------------------------------
              NAME                           ADDRESS                   PRINCIPAL OCCUPATION
--------------------------------- ------------------------------- -------------------------------
1. August Wilhelm Henningsen      Lufthansa Technik AG            Chairman of the Executive Board
                                  Weg beim Jager 193
                                  22335 Hamburg, Germany
--------------------------------- ------------------------------- -------------------------------
2. Dr. Peter Jansen               Lufthansa Technik AG            Member of the Executive Board,
                                  Weg beim Jager 193              Chief Executive Finance
                                  22335 Hamburg, Germany
--------------------------------- ------------------------------- -------------------------------
3. Dr. Gerald Gallus              Lufthansa Technik AG            Member of the Executive Board,
                                  Weg beim Jager 193              Chief Executive Product & Services
                                  22335 Hamburg, Germany
--------------------------------- ------------------------------- -------------------------------
4. Wolfgang Warburg               Lufthansa Technik AG            Member of the Executive Board
                                  Weg beim Jager 193              Chief Executive Human Resources
                                  22335 Hamburg, Germany
--------------------------------- ------------------------------- -------------------------------



SUPERVISORY BOARD OF LUFTHANSA TECHNIK AG:

--------------------------------- ------------------------------- -------------------------------
              NAME                           ADDRESS                   PRINCIPAL OCCUPATION
--------------------------------- ------------------------------- -------------------------------
1. Dipl.-Ing. Dr. Ing. E.h.       Deutsche Lufthansa AG           Chairman of the Executive
   Jurgen Weber                   Flughafen, Lufthansa Basis      Board of Deutsche Lufthansa AG
                                  60546 Frankfurt/Main, Germany
--------------------------------- ------------------------------- -------------------------------
2. Manfred Calsow                 Lufthansa Technik AG            Graduate in business
                                  HAM T/YX                        management
                                  Weg beim Jager 193
                                  22335 Hamburg, Germany
--------------------------------- ------------------------------- -------------------------------
3. Fu Baoxin                      Air China Group                 Vice President Technic
    (Citizen of P.R. China)       Capital International Airport   Air China Group
                                  P.O. Box 100621
                                  Beijing, P.R. China


--------------------------------- ------------------------------- -------------------------------
4. Dr. Karl-Ludwig Kley           Von-Gablenz Str. 2-6            Member of the Executive Board
                                  50679 Koln, Germany             and Director of Finance of
                                                                  Deutsche Lufthansa AG
--------------------------------- ------------------------------- -------------------------------
5. Kai Deutzmann                  Lufthansa Technik AG            Aircraft mechanic
                                  HAM T/YX
                                  Weg beim Jager 193
                                  22335 Hamburg, Germany

--------------------------------- ------------------------------- -------------------------------
6. Hartmut Mehdorn                Potsdamer Platz 2               Chairman of the Management
                                  10785 Berlin, Germany           Board and CEO of Deutsche
                                                                  Bahn AG
--------------------------------- ------------------------------- -------------------------------
7. Bernd Niklas                   Lufthansa Technik AG            Aircraft mechanic
                                  HAM T/YX
                                  Weg beim Jager 193
                                  22335 Hamburg, Germany
--------------------------------- ------------------------------- -------------------------------
8. Dr. Rolf Kunisch               Unnastrasse 48                  Chairman of the Executive Board
                                  20245 Hamburg, Germany          of Beiersdorf AG
--------------------------------- ------------------------------- -------------------------------
9. Dr. Gert Vogt                  Villa Minerva                   Chairman Board of Management
                                  Dorfstrasse 1                   of Kreditanstalt
                                  CH-6442 Gersau, Switzerland     fur Wiederaufbau (ret.)
--------------------------------- ------------------------------- -------------------------------
10. Jan Kahmann                   Potsdamer Platz 10              Managing Executive Board of
                                  10785 Berlin, Germany           the Unified Services Union "ver.di"
--------------------------------- ------------------------------- -------------------------------
11. Wolfgang Weynell              Lufthansa Technik AG            Department head
                                  HAM WT 2
                                  Weg beim Jager 193
                                  22335 Hamburg, Germany
--------------------------------- ------------------------------- -------------------------------
12. Stefan Lauer                  Deutsche Lufthansa AG           Member of the Executive Board,
                                  Flughafen, Lufthansa Basis      Chief Executive Human
                                  60546 Frankfurt/Main, Germany   Resources
--------------------------------- ------------------------------- -------------------------------
13. Armin Huller                  Lufthansa Technik AG            Aircraft mechanic
                                  FRA T/YX
                                  Flughafen, Lufthansa Basis
                                  60546 Frankfurt/Main, Germany
--------------------------------- ------------------------------- -------------------------------
14. Friedhelm Becker              Lufthansa Technik AG            Aircraft mechanic
                                  FRA T/YX
                                  Flughafen, Lufthansa Basis
                                  60546 Frankfurt/Main, Germany
--------------------------------- ------------------------------- -------------------------------
15. Dr. Peer Witten               Wandsbeker Str. 3-7             Member of the
                                  22172 Hamburg, Germany          Executive Board
                                                                  Otto Versand GmbH & Co.
--------------------------------- ------------------------------- -------------------------------
16. Hans-Josef Weilbacher         Lufthansa Technik AG            Aircraft constructor
                                  FRA T/YX
                                  Flughafen, Lufthansa Basis
                                  60546 Frankfurt/Main, Germany
--------------------------------- ------------------------------- -------------------------------